PRAIRIE CAPITAL MARKETS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2015

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Prairie Capital Markets, LLC (the "Company"), a limited liability company, was organized in the state of Illinois on July 1, 2010. The Company is a wholly-owned subsidiary of Prairie Capital Holdings, Inc. ("Holdings"). The Company is registered with the Securities and Exchange Commission and, is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is consulting services.

Consulting Fee Revenue - The Company earns a retainer from its clients upon being engaged with a success fee earned upon the closing of the related transaction. This success fee is based on the pre-negotiated percentage of the total transaction purchase/sell price.

Concentration of Cash - The Company's cash is on deposit at one financial institution and the balances at times may exceed the federally insured limits. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRAIRIE CAPITAL MARKETS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2015

NOTE 2 - RELATED PARTY TRANSACTIONS

As previously noted, the Company is wholly owned by Prairie Capital Holdings, Inc. ("Parent"). The Company is also affiliated with Prairie Capital Advisors, Inc. ("Advisors") through common ownership.

The companies share office space, employees and other overhead expenses. In accordance with a written agreement, the Company has agreed to reimburse the Parent an amount equal to 5% of the costs that the Parent has incurred for these shared expenses. The expenses incurred to the Parent during the year ended December 31, 2015 pursuant to the agreement are as follows:

Expense	Amount
Compensation	$ 127,520
Occupancy	14,867
Other expenses	38,346
Total	$ 180,733

At any time, the Parent has the authority to forgive payment and treat that amount as a non-cash contribution to the Company. There were no non-cash contributions during the year ended December 31, 2015.

At December 31, 2015, $15,061 was due to the Parent, as stated in the statement of financial condition.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. Net capital and aggregate indebtedness change from day to day, but at December 31, 2015, the Company had net capital and a net capital requirement of $132,917 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 21%.

PRAIRIE CAPITAL MARKETS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2015

NOTE 4 - INCOME TAXES

As a single member limited liability company, the Company is not recognized for federal and state income tax purposes as a taxable entity. Therefore, income taxes are the responsibility of the individual shareholders of the Parent.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2012.

NOTE 5 - MAJOR CUSTOMERS

For the year ended December 31, 2015, approximately 86% of the Company's revenue was derived from four customers. Included in consulting fees receivable is $150,000 due from one of these customers.